

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via Email
Steven Chuslo, Esq.
Senior Vice President and General Counsel
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd.
Annapolis, MD 21401

>   **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
>   **Amended Registration Statement on Form S-11**
>   **Filed April 4, 2013**
>   **File No. 333-186711**

Dear Mr. Chuslo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11/A Amendment 2

Use of Proceeds, page 57

1.   Throughout your filing, you disclose that you will use $110.0 million of net proceeds to complete eight financing transactions. This $110.0 million does not appear to be consistent with the information from adjustment 4 to your Unaudited Pro Forma Condensed Consolidated Balance Sheet. Additionally, throughout your filing you disclose the estimated net proceeds remaining after certain uses will be $75M. Please reconcile the $75 million amount of net proceeds (after adjusting for the $7 million in assumed financings that are not reflected in your pro forma financial information) with the $73.1 million change in cash on your Unaudited Pro Forma Condensed Consolidated Balance Sheet.

2.   You disclose that you may fund $7 million of the eight financing transactions through a securitization. Please provide to us management's analysis of the probability of this securitization transaction and whether or not management has reflected that amount in your pro forma financial statements. If management determined that this securitization is not probable, please revise your disclosure to specifically state this assessment.

Business, page 90

Our Pipeline, page 103

3.   We note that you have agreements to provide syndication services to finance approximately $2.4 billion projects and you have entered into a letter of intent to finance a series of clean energy projects. Please provide to us management's analysis of the probability of these financings including management's historical rate of closing such financings. If management determined that these financings are not probable, please revise your disclosure to specifically state this assessment.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-3

4.   Please disaggregate the adjustments for each financial statement line item. For example, you have three adjustments for Cash and cash equivalents; please present the amounts for each of these three adjustments separately on the face of the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

5.   Please disclose the number of share authorized and shares issued and outstanding on a historical basis and pro forma basis. Further, please tell us why you expect to provide the number of shares authorized and shares issued and outstanding on a pro forma as adjusted basis.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

6.   We note your adjustment 2. Please tell us why you removed your adjustment to reflect the $3.4 million accrued capital contribution payment.

Hudson Ranch I Holdings, LLC Financial Statements, page F-78

7.   Please tell us how you determined it was not necessary to provide Rule 3-09 financial statements for Hudson Ranch TE Holdings LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Steve Packs in the Division of Investment Management at (202) 551-6853. Please contact Angela McHale, at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel